SUPPL

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: **(310)575-6057**
Facsimile: **(310)478-8776**

August 6, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding an announcement of estimated distribution for the six month period ended June 30, 2009. This information was sent/released to the members of Westfield Group on August 6, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

8/11

82-35029

6 August 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC) ANNOUNCEMENT OF ESTIMATED DISTRIBUTION

We are pleased to announce the estimated distribution for the Westfield Group for the six month period ended 30 June 2009 of 47.00 cents per ordinary stapled security.

The timetable for the Group's distribution and Distribution Reinvestment Plan ("DRP") is detailed below:

Stapled securities trade ex-distribution:	Tuesday, 11 August 2009
Record Date and final date for DRP instructions:	Monday, 17 August 2009 (5.00pm)
Announcement of DRP price:	Monday, 31 August 2009
Payment Date:	Monday, 31 August 2009

The Group will announce its results for the six months ended 30 June 2009 (and lodgement of the Appendix 4D) on Wednesday, 26 August 2009.

Distribution Reinvestment Plan:

The Westfield Group's DRP will operate for this distribution and will not be underwritten.

The new Securities will be issued at a 2.0% discount and will rank for distribution from 1 July 2009.

The DRP pricing period for this distribution will be the 10 consecutive ASX trading days commencing Monday, 17 August 2009.

Securityholders wishing to vary their participation instructions in the DRP for this distribution must lodge their instructions on or before the record date, 5.00pm, Monday 17 August 2009.

A copy of the DRP rules can be accessed from the Group's website at:
http://westfield.com/corporate/investor-services/wdc-securityholding-information/distribution-information/DRP_booklet_231208_2.57pm.pdf

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary